Commission File Number 001-31914

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

January 21, 2009

China Life Insurance Company Limited

(Translation of registrant’s name into English)

16 Chaowai Avenue

Chaoyang District

Beijing 100020, China

Tel: (86-10) 8565-9999

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Commission File Number 001-31914

China Life Insurance Company Limited issued an announcement on January 20, 2009, a copy of which is attached as Exhibit 99.1 hereto.

EXHIBIT LIST

Exhibit	Description
99.1	Announcement, dated January 20, 2009

Commission File Number 001-31914

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Life Insurance Company Limited
(Registrant)

	By:	/s/ Wan Feng
(Signature)
January 21, 2009	Name:	Wan Feng
	Title:	President and Executive Director

Commission File Number 001-31914

EXHIBIT 99.1

ANNOUNCEMENT OF 2008 ESTIMATED ANNUAL RESULTS

This announcement is made by the Company pursuant to Rule 13.09(1) of the Listing Rules.

Based on the Company’s preliminary estimates, which were carried out in accordance with PRC GAAP, it is estimated that the Company’s net profit for the year 2008 may decrease by over 50% as compared to the Company’s net profit for the year ended 31 December 2007. The Company’s financial information for the period ended 31 December 2008 contained in this announcement has not been audited by certified public accountants of the Company and may be different from the audited financial information. Shareholders of the Company and potential investors are advised to exercise caution when dealing in the shares of the Company.

This announcement is made by China Life Insurance Company Limited (the “Company”) pursuant to Rule 13.09(1) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

Based on the Company’s preliminary estimates, which were carried out in accordance with the Accounting Standards for Business Enterprises published by the Ministry of Finance of the People’s Republic of China in 2006 and other relevant rules (the “PRC GAAP”), it is estimated that the Company’s net profit for the year 2008 may decrease by over 50% as compared to the Company’s net profit for the year ended 31 December 2007. Detailed financial information of the Company will be disclosed in the Company’s 2008 annual report. The Company’s financial information for the period ended 31 December 2008 contained in this announcement has not been audited by certified public accountants of the Company and may be different from the audited financial information.

Commission File Number 001-31914

In accordance with the listing rules of the Shanghai Stock Exchange, the Company will publish the following announcement in designated newspapers in the People’s Republic of China (the “PRC”) on 21 January 2009:

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Important Notice

The Board of Directors of the Company and all its members warrant that this announcement does not contain any false representations, misleading statements or material omissions, and accept joint and several responsibility in connection with the truthfulness, accuracy and completeness of this announcement.

Announcement of the Estimated Annual Results for the Year 2008 of

China Life Insurance Company Limited

I. Estimated results during this period

1. Estimated Results Period: 1 January 2008 to 31 December 2008

2. Estimated results: Based on the Company’s preliminary estimates, which were carried out in accordance with the Accounting Standards for Business Enterprises published by the Ministry of Finance of the People’s Republic of China in 2006, it is estimated that the Company’s net profit for the year 2008 may decrease by over 50% as compared to the Company’s net profit for the year ended 31 December 2007. Detailed financial information of the Company will be disclosed in the Company’s 2008 annual report.

3. The estimated results have not been audited by certified public accountants.

II. Results of the same period of 2007

1. Net Profit (attributable to shareholders of the Company): RMB28,116 million

2. Basic Earnings Per Share: RMB0.99

The results for the corresponding period for 2007 contained in this announcement have been audited by certified public accountants.

III. Reasons for estimated decrease in results

The estimated decrease in the results for the year 2008 is mainly attributable to the following:

1. Due to the global financial crisis, the domestic capital market experienced a substantial decline in 2008, thus causing the Company to have a significant decrease in investment return from its equity assets as compared to 2007.

Commission File Number 001-31914

2. The increasingly tense competition in domestic insurance market affected the operating results of the Company to a certain extent.

3. Due to natural disasters, the Company incurred greater claim expenses in 2008.

The Board of Directors of
China Life Insurance Company Limited
20 January 2009

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Shareholders of the Company and potential investors are advised to exercise caution when dealing in the shares of the Company.

By order of the Board of Directors
China Life Insurance Company Limited
Heng Kwoo Seng
Company Secretary

Hong Kong, 20 January 2009

As at the date of this announcement, the Board of Directors of the Company comprises:

Executive Directors:	Yang Chao, Wan Feng, Lin Dairen, Liu Yingqi
Non-executive Directors:	Miao Jianmin, Shi Guoqing, Zhuang Zuojin
Independent Non-executive Directors:	Long Yongtu, Sun Shuyi, Ma Yongwei,
Chau Tak Hay, Cai Rang, Ngai Wai Fung